Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Independent Registered Public Accounting Firm” and “Financial Statements” in the Statement of Additional Information, dated April 30, 2025, and included in this Post-Effective Amendment No. 2 to the Registration Statement (Form N-2, File No. 333-276309) of StepStone Private Credit Income Fund (the “Registration Statement”).

We also consent to the incorporation by reference of our report dated February 28, 2025, with respect to the consolidated financial statements and financial highlights of StepStone Private Credit Income Fund included in the Annual Report (Form N-CSR) for the period from June 3, 2024 (commencement of operations) through December 31, 2024, into this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

April 30, 2025